March 5, 2009

Stacy H. Winick
K&L Gates LLP
1615 L Street, N.W., Suite 1200
Washington, DC   20036

Re: Nuveen Pennsylvania Municipal Value Fund
         File Numbers: 333-157056 and 811-22273

Dear Ms. Winick:

        We have reviewed the registration statement of Nuveen Pennsylvania Municipal
Value Fund   (the "Fund") filed on January 30, 2009 on Form N-2 under the Securities
Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement. You should consider a comment
made with respect to one section, however, to apply to similar disclosure elsewhere in the
registration statement,

Prospectus

Cover Page

        1. Move "Estimated Offering Expenses" from the pricing table to a footnote
thereto, consistent with the tabular format presented in Item 1.g of Form N-2.

Prospectus Summary

        1. The Offering – Please inform the staff whether FINRA has approved the terms
of the underwriting arrangement.

        2. Who May Want to Invest – Clarify why an investor seeking "diversification"
of an investment portfolio would want to invest in a non-diversified closed-end municipal
fund concentrating in New Jersey.

        3. Investment Objectives and Policies – Please state whether the Fund will count
investments in inverse floating rate securities toward the 80% test.

4. Investment Adviser – With respect to the accrued liabilities used in the definition of "Managed Assets", you exclude Fund liabilities representing "financial leverage". Does "financial leverage" only mean traditional forms of leverage, such as debt securities and preferred stock?

5. Investment Adviser -- Is the "complex-level fee" the subject of a no-action letter or an exemptive order? If not, supplementally explain to the staff why the imposition of such a fee is consistent with the Investment Company Act of 1940 (the "1940 Act").

6. Special Risk Considerations – Inverse Floating Rate Securities Risk – (a) Disclose whether the Fund will deposit its municipal bonds with "special purpose trusts". (b) Disclose that the Fund also may invest in tender option bonds issued by "special purpose trusts". (c) Disclose whether the Fund will enter in to any support agreements with "special purpose trusts" or their sponsors. (d) Supplementally explain to the staff whether the "inverse floating rate securities" will be counted as leverage for purposes of calculating the advisory fee. (e) Supplementally inform the staff whether the Fund's investment in "inverse floating rate securities" will be considered a "senior security" subject to the 300% asset coverage requirement of Section 18 to the 1940 Act.

7. Include a paragraph on the risk of conflicts of interest arising from the fact that the Investment Adviser has an incentive to invest in "inverse floating rate securities" which results in an increase in its advisory fee.

8. Supplementally inform the staff as to the procedures and guidelines the Board of Trustees will follow to monitor any potential conflicts of interest that may arise from the Fund's and the Investment Adviser's involvement with "interest floating rate securities" and "special purpose trusts".

9. Include a paragraph on the risk that NRSRO's may be mistaken in their credit ratings and may be slow in ascertaining changes in the circumstances of issuers that may affect such credit ratings.

10. Please ensure that any risks pertaining specifically to Pennsylvania are fully disclosed in the prospectus.

Municipal Securities

11. (a) Clarify how inverse floaters and tender option bonds are used by the Fund to advance its investment objective. (b) May the Fund invest in both inverse floaters and tender option bonds issued by the same special purpose trust?

Risks

12. See Comments 6-10 above.

Underwriting

13. Additional Compensation –Please ensure that the additional compensation is disclosed in a footnote to the pricing table.

Statement of Additional Information

Investment Objective and Policies

14. With respect to the investment policy on concentration, state that the 25% limitation relates to "any one industry or <u>group of industries</u>."

Investment Restrictions

15. With respect to (4), see preceding comment.

General Comments

.

16. We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

17. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

18. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, <u>A Plain English Handbook</u> (1998).

19. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel